€ m IBIT detail 2Q16: IBIT detail Note:Figures may not sum due to rounding differences Exhibit 99.4

€ m IBIT detail 2Q15: IBIT detail Note:Figures may not sum due to rounding differences

IBIT detail
€ m

Q2 2017

	IBIT	DVA and own credit spreads	Restructuring and severance	Litigation	Impairments	Adjusted IBIT
CIB	543	(104)	(80)	78	(6)	655
PCB	310	0	(9)	(48)	0	367
Deutsche AM	234	0	(4)	(0)	0	238
C&A	(265)	(75)	(1)	(4)	0	(184)
NCOU	-	-	-	-	-	-
Group	**822**	(179)	(95)	26	(6)	1,075

Q2 2016

	IBIT	DVA and own credit spreads	Restructuring and severance	Litigation	Impairments	Adjusted IBIT
CIB	460	(11)	(109)	(141)	(285)	1,006
PCB	367	0	(70)	(55)	0	492
Deutsche AM	170	0	(34)	(0)	0	204
C&A	42	(32)	7	72	0	(6)
NCOU	(632)	0	(1)	5	0	(635)
Group	**408**	(43)	(207)	(120)	(285)	1,063

Note: Figures may not sum due to rounding differences

IBIT detail

€ m

H1 2017

	IBIT	DVA and own credit spreads	Restructuring and severance	Litigation	Impairments	Adjusted IBIT
CIB	1,249	(323)	(141)	105	(6)	1,613
PCB	710	0	27	(45)	0	728
Deutsche AM	414	0	(8)	1	0	421
C&A	(672)	(190)	(1)	(4)	0	(476)
NCOU	-	-	-	-	-	-
Group	**1,701**	(513)	(124)	57	(6)	2,286

H1 2016

	IBIT	DVA and own credit spreads	Restructuring and severance	Litigation	Impairments	Adjusted IBIT
CIB	1,170	191	(294)	(73)	(285)	1,632
PCB	552	0	(141)	(63)	0	755
Deutsche AM	331	0	(58)	(1)	0	389
C&A	99	142	8	67	0	(118)
NCOU	(1,165)	0	(7)	(238)	0	(920)
Group	**987**	333	(492)	(308)	(285)	1,739

Note: Figures may not sum due to rounding differences